Exhibit 99.1

SouFun to Hold 2014 Annual General Meeting on November 12, 2014

BEIJING, October 14, 2014 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it will hold its 2014 annual general meeting of shareholders at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China on November 12, 2014 at 10:30 a.m. (local time). The only proposal to be submitted for shareholders’ approval at the annual general meeting is the re-election of Mr. Sol Trujillo as a member of the Board of Directors of the Company (the “Board”). The Board has fixed October 10, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Contacts

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: leihua@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631-8659

E-mail: zhangyiwen@soufun.com